

March 27, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of RELX CAPITAL INC., guaranteed by RELX PLC, under the Exchange Act of 1934:

- 4.750% Notes due 2030

- 5.250% Notes due 2035

Sincerely,

[signature: Craig A. Marto]

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com